Mail Stop 4561
Via fax: +81-3-5259-6311

March 4, 2010

Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg
1-105 Kanda Jinbo-cho
Chiyoda-ku,
Tokyo, Japan 101-0051

> **Re: Internet Initiative Japan Inc.**
> **Form 20-F for the Year Ended March 31, 2009**
> **Filed on September 29, 2009**
> **File No. 000-30204**

Dear Mr. Watai:

We have reviewed your response letter dated January 29, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 17, 2009.

Form 20-F for the Year Ended March 31, 2009

Item 4. Information on the Company

Business Overview, page 12

1.   Consistent with your response to prior comment 3, please revise your disclosure in the business section to describe more specifically the nature of the backbone network, including general contract terms and the breakdown of the number of physical lines and/or contracts with your major carriers. In addition, the information provided in your response concerning contingent plans in the event

you are unable to renew any contracts with NTT or KDDI appears to be material information that should be disclosed.

Item 17. Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

2.   We note from your response to prior comment 5 that given the short duration of your arrangements, the company believes your financial position and results of operations would not vary materially from those resulting from the use of the percentage-of-completion method and therefore you believe it is appropriate to use the completed-contract method for your system construction contracts.   With regards to your arrangements that are completed within six months, please explain further, and quantify if possible, how you determined that these contracts would not create a material difference in your result of operations and, in particular, how you considered the impact of using the completed contract versus the percentage-of-completion method on your interim financial statements.

Note 7. Goodwill and Other Intangible Assets, page F-22

3.   With regards to the information provided in your response to prior comment 6, please explain further the following:

*   Tell us why you believe competition is not a factor that limits the useful life of customer relationships and how you concluded that your customers will continuously renew their contracts based solely on the costs they would be expected to incur if they transferred their developed internal network systems to other service providers. In this regard, please quantify and further explain why these costs would in essence control a customer's decision to not transfer its business elsewhere.
*   In your response to comment 13 in your letter dated October 30, 2009, you indicate that at the time of appraisal and as of March 31, 2009, the Internet Protocol technology was not "expected" to be replaced. Tell us what you believe the estimated useful life of the underlying technology is and explain further how this supports your conclusion that the "obsolescence" of this technology is not a factor which limits the useful life of the customer relationship.
*   We note that subsequent to the filing of the 2009 Form 20-F you identified "scale downs or withdrawals from certain businesses and bankruptcies reflecting the deteriorating economic situation of [your] customers" and that you are evaluating if these circumstances still continue to support an indefinite useful life for the year ending March 31, 2010. Please clarify when these

problems began versus when they were identified by the company.   Also, tell us whether your conclusions regarding the indefinite life for your customer relationship intangible asset has since changed as a result of these circumstances and further explain what impact this has had on your impairment analysis for this asset.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202)-551-3105 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief